                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


For the month of: July 2002                      Commission File Number: 1-12384


                               SUNCOR ENERGY INC.
                              (Name of registrant)

                             112 FOURTH AVENUE S.W.
                                   P.O. BOX 38
                                CALGARY, ALBERTA
                                 CANADA, T2P 2V5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

        Form 20-F                                      Form 40-F   X
                  -----                                          -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

        Yes                                            No          X
                  -----                                          -----


If "Yes" is marked, indicate the number assigned to the registrant in connection with Rule 12g3-2(b):

         N/A

                                  EXHIBIT INDEX


       EXHIBIT                                DESCRIPTION OF EXHIBIT
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          1                                   2ND QUARTER REPORT TO
                                              SHAREHOLDERS, INCLUDING INTERIM
                                              MANAGEMENT'S DISCUSSION & ANALYSIS
                                              AND INTERIM FINANCIAL STATEMENTS
                                              FOR THE PERIOD ENDED JUNE 30, 2002